MOTUS GI HOLDINGS, INC.

1301 East Broward Boulevard

Fort Lauderdale, FL 33301

June 7, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Motus GI Holdings, Inc. (the “Registrant”)
Registration Statement on Form S-3 (File No. 333-272341)

Ladies and Gentlemen:

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-272341), so that it may become effective on 4:15 p.m. (Eastern Time) on June 9, 2023, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Steven Skolnick of Lowenstein Sandler LLP at (973) 597-2476 with any questions you may have concerning this request.

[Signature Page Follows]

Very truly yours,

MOTUS GI HOLDINGS, INC.

By:	/s/ Mark Pomeranz
Name:	Mark Pomeranz
Title:	Chief Executive Officer